UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 3 May 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228



Q3 FY13

RESULTS FOR THE THIRD QUARTER FY13 AND NINE MONTHS ENDED 31 MARCH 2013

KEY FEATURES

Quarter on quarter

↗ Lowest recorded quarterly LTIFR[2]

↗ Evander sale transaction completed

↗ 6% decrease in underground grade – after increasing 3 consecutive quarters

↗ Gold production decreased by 15% to 7 699kg (247 529oz)

↗ Headline loss per share* of 47 SA cents (5 US cents)

↗ Operating profit[1] lower at R821 million (US$92 million)

↗ Substantial reduction in services costs, corporate costs and capital expenditure planned

↗ Watershed agreement signed with Kusasalethu labour

All figures represent continuing operations unless stated otherwise
* Includes discontinued operations
1. Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
2. LTIFR = Lost Time Injury Frequency Rate

FINANCIAL SUMMARY FOR THE THIRD QUARTER FY13 AND NINE MONTHS ENDED 31 MARCH 2013

		Quarter March 2013#	Quarter December 2012#	Q-on-Q variance %	9 months YTD[2] March 2013#	9 months YTD[2] March 2012#	Variance %
Gold produced	– kg	7 699	9 074	(15)	26 786	27 004	(1)
	– oz	247 529	291 734	(15)	861 188	868 230	(1)
Cash operating costs	– R/kg	362 491	310 858	(17)	319 548	273 625	(17)
	– US$/oz	1 264	1 115	(13)	1 154	1 112	(4)
Gold sold	– kg	7 506	9 614	(22)	26 824	26 849	–
	– oz	241 322	309 097	(22)	862 379	863 247	–
Underground grade	– g/t	4.50	4.77	(6)	4.60	4.28	7
Gold price received	– R/kg	470 030	479 801	(2)	462 982	419 007	10
	– US$/oz	1 639	1 722	(5)	1 672	1 703	(2)
Operating profit[1]	– R million	821	1 633	(50)	3 863	3 964	(3)
	– US$ million	92	188	(51)	449	519	(13)
Basic (loss)/earnings per share*	– SAc/s	(29)	169	>(100)	262	589	(56)
	– USc/s	(3)	19	>(100)	30	77	(62)
Headline (loss)/profit*	– Rm	(202)	680	>(100)	1 008	2 460	(59)
	– US$m	(23)	78	>(100)	117	322	(64)
Headline (loss)/earnings per share*	– SAc/s	(47)	158	>(100)	234	571	(59)
	– USc/s	(5)	18	>(100)	27	75	(64)
Exchange rate	– R/US$	8.92	8.67	3	8.61	7.65	13

Figures represent continuing operations unless stated otherwise
1 Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
* Includes discontinued operations
2 YTD: year to date

Shareholder information	
Issued ordinary share capital at 31 March 2013	435 257 691
Issued ordinary share capital at 31 December 2012	435 257 691
Market capitalisation	
At 31 March 2013	(ZARm) 25 728
At 31 March 2013	(US$m) 2 804
At 31 December 2012	(ZARm) 32 209
At 31 December 2012	(US$m) 3 796
Harmony ordinary share and ADR prices	
12-month high (1 April 2012 – 31 March 2013) for ordinary shares	89.00
12-month low (1 April 2012 – 31 March 2013) for ordinary shares	53.40
12-month high (1 April 2012 – 31 March 2013) for ADRs	10.78
12-month low (1 April 2012 – 31 March 2013) for ADRs	5.94
Free float	100%
ADR ratio	1:1
JSE Limited	HAR
Range for quarter (1 January – 31 March 2013 closing prices)	R53.40 – R75.64
Average daily volume for the quarter (1 January – 31 March 2013)	1 580 745 shares
Range for quarter (1 October – 31 December 2012 closing prices)	R65.20 – R74.05
Average daily volume for the quarter (1 October – 31 December 2012)	1 577 597 shares
New York Stock Exchange, Inc including other US trading platforms	HMY
Range for quarter (1 January – 31 March 2013 closing prices)	US$5.94 – US$8.88
Average daily volume for the quarter (1 January – 31 March 2013)	2 423 016
Range for quarter (1 October – 31 December 2012 closing prices)	US$7.50 – US$8.96
Average daily volume for the quarter (1 October – 31 December 2012)	2 392 671
Investors' calendar	2013
Q4 FY13 results	14 August 2013#
Investor Day	28 August 2013#
Q1 FY14	8 November 2013#

#These dates may change in future

Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2012 are available on our website: **www.harmony.co.za**





Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Gregory Job for the Wafi-Golpu and Hidden Valley mineral resources, German Flores for the Golpu mineral reserve and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. Mr Flores and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

There has been no material changes in the mineral reserves declared as at 30 June 2012.

Chief executive officer's review

"My message to employees is a simple one – produce safe, profitable gold ounces in line with our company values. Keep your eyes off the gold price and on your plans. We continue to focus on what we can control – production and costs. We knew that the March 2013 quarter may be difficult and our results reaffirmed that we need to do more to meet expectations", said Graham Briggs, chief executive officer of Harmony.

1. SAFETY

It is with regret that I report that two people were fatally injured during the quarter. They are John Naile, a contractor at the Saaiplaas demolition site and Rameno Steven Tapolosi, a driller at Masimong. We extend our deepest sympathy to their families and colleagues.

All quarter on quarter and year on year safety parameters showed improvement, with some significant safety achievements, which includes the lowest quarterly lost time injury frequency rate of 5.15 in Harmony's history. See page 4 for more details.

2. OPERATIONAL AND FINANCIAL RESULTS

Gold production for the March 2013 quarter was 15% lower compared to the December 2012 quarter at 7 699kg, mainly as a result of the temporary closure of Kusasalethu due to safety and security reasons, the damage to the ventilation shaft at Phakisa and a slow start-up at the other operations post the festive season.

Cash operating cost in the March 2013 quarter decreased by R30 million when compared to the previous quarter. This was mainly as a result of a decrease in consumables, due to lower volumes, as well as a saving in electricity at Kusasalethu.

The rand per kilogram unit cost for the March 2013 quarter increased by 17% to R362 491/kg. The costs are however skewed, as Kusasalethu was not in production during the March 2013 quarter. If we were to exclude Kusasalethu from both the second and the third quarters, the cash cost would have been R322 767/kg (U$1 125/oz) in quarter 3 versus R285 498/kg (US$1 024/oz) in quarter 2 of financial year 2013. Capital expenditure for the March 2013 quarter was R677 million, R189 million less than the December 2012 quarter.

3. EMPLOYEE RELATIONS

3.1 Kusasalethu

The temporary closure of Kusasalethu, due to safety and security reasons, was resolved after a watershed agreement was signed with all the unions on 14 February 2013, which facilitated the re-opening of the mine. The process of returning Kusasalethu to production is underway and remains peaceful.

A pre-condition for reopening the mine was the acceptance by all employees of various conditions, all broadly relating to employees committing to full compliance with policies and procedures and safe and orderly conduct. These conditions were agreed to by the unions. In terms of the agreement, it was also agreed that each employee would sign a code of conduct to show their individual commitment to ensuring that Kusasalethu is mined in a safe and secure way with full respect for the rule of law.

Closing the mine was a difficult and costly decision, but we believe that it has re-established our employer-employee relationship and gave us an opportunity to ensure that the mine is operated in a safe and profitable manner, supported by healthy employee relations.

The Association of Mineworkers and Construction Union (AMCU) has gained the majority union status at Kusasalethu, representing close to 60% of the workforce at the mine and as a result, approximately 10% of Harmony's total workforce.

3.2 Wage negotiations

It is envisaged that the wage negotiations in the gold sector will start early in June 2013. This is amidst uncertainties due to new role players (companies as well as unions) and union rivalry.

Harmony has implemented measures to ensure stable industrial relations, such as engaging unions on the Harmony reality, obtaining agreement on a code of conduct similar to that of Kusasalethu and to continue building strong relationships with both our employees and the unions.

4. BENEFICIATION

All of Harmony's South African gold is currently refined and sold by Rand Refinery (Pty) Limited (Rand Refinery). Rand Refinery plays a key role in gold beneficiation. With access to gold within a secure environment, they have established an initiative called the Gold Zone. The aim is for the Gold Zone to become a major hub for precious metal fabrication in South Africa for global export, while at the same time assisting local communities with skills development. Entrepreneurs, start-up businesses, jewellery manufacturers and tourism will all benefit from this initiative in the future.

Up to November 2012, Harmony held only 1.8% of the total shares in Rand Refinery, even though all our South African gold production is refined there. Rand Refinery has been and will continue to have good returns and is thus a good investment. We therefore decided to increase our holding in Rand Refinery to 9%, not only from an investment point of view, but also from a beneficiation perspective.

5. WAFI-GOLPU

The drill fleet at Wafi-Golpu in Papua New Guinea (PNG) achieved 14 664m for the quarter – the best quarterly drill production ever recorded by the project. The gold recovery test work program determined a material improvement in both gold and copper recoveries. The drilling has increased and improved the orebody knowledge, showing an increase in the content of both gold and copper.

In the current gold market climate, the project team was given a revised project development brief, which is aimed at optimising capital cost and improving the risk profile to align with owner and investor expectations, prior to starting with the feasibility study phase. The revised approach presents an opportunity to reconsider a new strategic approach for the project, possibly a staged approach. The project team is in the process of defining the scope, cost and schedule to complete an optimisation study.

6. PROPOSED CHANGE IN MOROBE MINING JOINT VENTURE (MMJV) MANAGEMENT STRUCTURE (Harmony holds 50%)

The MMJV has been in operation since August 2008, based on a management model agreed to as part of the joint venture agreement with Newcrest Limited (Newcrest). At that stage, in-country activity was mainly focused on the Hidden Valley mine development, with a limited exploration program that incorporated Wafi-Golpu. The management structure consisted of various general managers in the business reporting through various operating committees to the joint venture committee, which had representatives of Harmony and Newcrest as members.

The scope of the business has dramatically changed since then. With the Hidden Valley mine in operation, the world-class Golpu project on the development track and a significant exploration portfolio, a rethink of an appropriate management structure for the MMJV was required.

It was agreed to establish a unified and empowered management team responsible for managing all MMJV activities under the direction of a chief executive officer who is responsible to the Operating Committee and ultimately the Joint Venture Committee. The MMJV (incorporating Hidden Valley operations, Wafi-Golpu project, Morobe exploration and related support services) will be managed by an empowered unified in-country management team led by its own chief executive officer as one integrated, independent Papua New Guinean business. This business will be supported by an integrated centralised support service.

7. EVANDER TRANSACTION

The agreement in terms of which Harmony disposed of its 100% interest in Evander Gold Mines Limited ("Evander") to Pan African Resources Plc ("PAR") became unconditional on 14 February 2013 and closed on 28 February 2013. Harmony is in receipt of the full consideration price.

8. DOWNTURN IN THE GOLD PRICE

The rand gold price received during the March 2013 quarter decreased by 2% to R470 030/kg (R479 801/kg in the December 2012 quarter). The rand average weakened by 3%, from R8.67/US$ in the December 2012 quarter to R8.92/US$ in the March 2013 quarter. The US dollar gold price decreased by 5% from US$1 722/oz to US$1 639/oz in the quarter under review.

However, since the end of the March 2013 quarter, the gold price has been fluctuating dramatically. Harmony is a high cost producer with our total all-in cost (cash costs and capital costs) for the first six months of financial year 2013 being R393 354/kg (or U$1 446/oz), excluding exploration and corporate costs. We have therefore initiated action to reduce costs and capital using a planned gold price of R400 000/kg.

Immediate actions to reduce costs were implemented during April 2013. Some of the actions include: reducing services and corporate cost, various labour initiatives and renewing/renegotiating all external consultants and supply contracts. Our aim is to reduce services and corporate costs in South Africa by R400 million and overall capital expenditure in both South Africa and PNG by R1.4 billion for the financial year 2014. Larger cost-cutting measures such as shaft or mine closures are not envisaged at present.

Hidden Valley in PNG has been underperforming. Three areas of improvement are being focused on to return the mine to profitability:

1. the primary crusher is being replaced, which will allow full use of the overland conveyor, this will result in a huge cost saving, as ore will no longer have to be hauled to the plant and will also enable the ramp-up of mining and improved mining grades;

2. improvement projects in the plant and improvement of mobile equipment; and

3. restructuring the operations and removing 20% or more of the cost and returning the mine to profitability.

9. CONCLUSION

We cannot influence or predict the future price of gold. For the past year the high gold price has assisted us in producing strong margins. With the gold price decreasing to levels close to $1 400/oz, it means that we have to do more to improve production while reducing costs at the same time. We are using our annual budgeting sessions, which takes place from April to June every year, to find ways of doing just that.

Harmony has been able to fund its capital, exploration and dividends while maintaining its balance sheet strength. Our aim is to continue to focus on strengthening our earnings per share and pay dividends.

Graham Briggs
Chief executive officer

Health and Safety

At Harmony we are dedicated to providing and maintaining a safe and healthy work environment for our employees, who deserve to work in the safest possible environment. We regard their safety, health and well-being as a core value of our business success. Safety is Harmony's first priority and it is in no way compromised.

Despite our best efforts to curb fatalities, it is with deep regret that we report two fatalities which occurred in two separate incidences at the Saaiplaas demolition site and Masimong in South Africa. We continually pursue improvements in health and safety by regularly reviewing our policies, setting objectives and targets and providing the resources to uphold and advance our health and safety performance.

All safety parameters showed improvements quarter on quarter and several operations have recorded significant safety achievements. Fall of ground free shifts have increased and we have achieved a number of consecutive injury free days during the quarter. The year to date Fatality Injury Frequency Rate (FIFR) improved by 25% from 0.16 to 0.12 when compared to the previous year and by 23% quarter on quarter to 0.10 (from 0.13 in the preceding quarter).

The Lost Time Frequency Rate (LTIFR) for the year to date improved by 22% when compared to the actual figure in the previous year (from 5.73 to 5.15). The quarter on quarter LTIFR improved by 10% (from 5.73 to 5.15) – the lowest recorded quarterly rate in Harmony's history.

During the quarter, high level safety audits were conducted at Bambanani, Steyn 2 and Masimong by the chief executive officer and various other executives. These on-going audits by the chief executive officer and his executive team illustrate the commitment to safety at all levels.

Other significant achievements during the quarter were:

- Masimong and Free State Metallurgy achieved 1 500 000 fatality free shifts respectively;

- Target 3 achieved 1 000 000 fatality free shifts;

- Doornkop achieved 6 000 000 fall of ground fatality free shifts; and

- Bambanani and Target 3 achieved 1 000 000 fall of ground fatality free shifts respectively.

Financial overview

Net loss

The net loss for the March 2013 quarter was R124 million compared to a net profit of R731 million in the previous quarter. This was as a result of a 22% decrease in gold sold and 2% decrease in the rand gold price received in the March 2013 quarter. The decrease in gold sold was due to a 15% decrease in gold production as well as an increase in gold inventory.

Other expenses – net

Included in other expenses – net in the March 2013 quarter, is a foreign exchange loss of R150 million (December 2012: R35 million) on the US$ denominated loan, resulting from the Rand weakening from R8.50/$1 to R9.22/$1 during the quarter.

Impairment of investments

The impairment of investments amounting to R39 million in the March 2013 quarter relates to the reduction in the fair market value on the investment in Witwatersrand Consolidated Gold Resources Limited (Wits Gold).

Discontinued operations

In February 2013, following the fulfilment of all conditions precedent, the Evander sale to Pan African Resources plc was completed. Profit from discontinued operations includes the group profit of R102 million recorded on the sale of Evander. The remaining R41 million represents profits for Evander for the two months ended February 2013.

Loss per share

Total basic loss per share was 29 SA cents per share in the March 2013 quarter compared with earnings of 169 SA cents in the December 2012 quarter. Total headline loss was 47 SA cents per share (December 2012: earnings of 158 SA cents).

Investment in financial assets

Investment in financial assets decreased from R159 million to R139 million at 31 March 2013, following the downward fair value movement in the investment in Wits Gold. This was offset by the purchase of additional shares in Rand Refinery for R33 million.

Borrowings and cash

Borrowings increased by R152 million to R2 525 million due to the effect of translating the US dollar denominated borrowings into Rand. Cash and cash equivalents increased by R588 million to R3 099 million at 31 March 2013. This was mainly as a result of the receipt of proceeds of R1 264 million on the sale of Evander. The net surplus cash position of the group improved to R574 million.

Employee Share Option Plan (ESOP) shares vesting

In August 2012, qualifying employees were awarded Scheme Shares (SS) and Share Appreciation Rights (SARs). The vesting of the first tranche of SS and SARs in the ESOP took place at the end of March 2013 and the payments to all eligible employees were made in April 2013. All qualifying employees received a minimum of R1 912 before tax, amounting to a total of R58 million.

Operational overview

GROUP OPERATIONAL RESULTS

Continuing operations (excludes Evander)

Indicator	Units	March 2013	December 2012	% variance
Underground tonnes	000	1 381	1 594	(13)
Surface tonnes	000	3 005	2 866	5
Total tonnes	**000**	**4 386**	**4 460**	**(2)**
Underground grade	g/t	4.50	4.77	(6)
Surface grade	g/t	0.49	0.51	(4)
Total grade	**g/t**	**1.76**	**2.03**	**(13)**
Gold produced	**Kg**	**7 699**	**9 074**	**(15)**
Cash operating costs	**R/kg**	**362 491**	**310 858**	**(17)**
Operating profit	**R'000**	**821 283**	**1 633 173**	**(50)**

Gold production was 15% lower quarter on quarter at 7 699kg in the March 2013 quarter, compared to 9 074kg of gold in the December 2012 quarter, due to a 13% decrease in underground tonnes and a 6% decline in underground grade to 4.50g/t. The reduction in gold production is due to the temporary closure of Kusasalethu (due to safety and security reasons), the damage to the ventilation shaft at Phakisa and the impact of a slow start-up post the festive season break.

Lower production resulted in a much lower operating profit of R821 million for the March 2013 quarter in comparison to R1.6 billion in the previous quarter. A higher unit cash operating cost of R362 491/kg, compared to R310 858/kg in the December 2012 quarter, was recorded as a result of lower gold production. The costs are however skewed, as Kusasalethu was not in production during the March 2013 quarter. If we were to exclude Kusasalethu from both the second and the third quarters, the cash cost would have been R322 767/kg (U$1 125/oz) in quarter 3 versus R285 498/kg (US$1 024/oz) in quarter 2 of financial year 2013.

Total cash operating costs was slightly lower at R2.79 billion.

Kusasalethu

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	33	138	(76)
Grade	g/t	1.48	2.91	(49)
Gold produced	Kg	49	402	(88)
Cash operating costs	R/kg	6 564 347	857 928	(>100)
Operating loss	R'000	(285 680)	(113 450)	(>100)

Kusasalethu's re-opening was announced on 14 February 2013, since its temporary closure on 20 December 2012, following the successful conclusion of an agreement with the various trade unions representing the majority of all employees at the mine.

The start-up plan for the mine started on 15 February 2013. To ensure a safe and smooth start-up process, employees were called back to the mine in a phased process. Employees signed the code of conduct, received training on the guarantees and undertakings agreed to in the agreement, and underwent health and safety inductions. To date, a majority of the employees have returned to Kusasalethu.

A limited amount of waste rock dumps was milled during the quarter to commence backfill production for the start-up and 49kg of gold were recovered from the surface sources and the plant inventory. The temporary closure of Kusasalethu did however result in an 88% decrease in gold production and lower recovered grade of 1.48g/t, impacting Harmony's overall gold production for the quarter.

Cash operating costs for the quarter were significantly higher due to the lower gold production and the fact that all employees were paid basic salaries despite the closure. This resulted in a R286 million operating loss.

Kusasalethu is expected to return to normal production levels only after June 2013.

Doornkop

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	249	272	(8)
Grade	g/t	3.60	3.69	(2)
Gold produced	Kg	897	1 004	(11)
Cash operating costs	R/kg	295 429	269 449	(10)
Operating profit	R'000	150 231	217 794	(31)

Gold production at Doornkop decreased by 11% quarter on quarter to 897kg of gold due to a slower than expected start-up after the Christmas break. Tonnes milled were 8% lower at 249 000t, while recovered grade was marginally lower at 3.60g/t.

An operating profit of R150 million was recorded, compared to R218 million in the previous quarter. Due to the lower gold production, the operating costs increased to R295 429/kg (from R269 449/kg in the December quarter).

Phakisa

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	109	128	(15)
Grade	g/t	4.44	5.38	(17)
Gold produced	Kg	484	688	(30)
Cash operating costs	R/kg	505 324	338 233	(49)
Operating (loss)/profit	R'000	(18 147)	99 575	(>100)

The damage to the Freddies No. 3 ventilation shaft continued to have an adverse effect on gold production at Phakisa. It forced stoppages in certain working areas on account of adverse environmental conditions. The rehabilitation of the ventilation shaft is critical and good progress was made during the quarter under review. Remedial work is on track and should be completed by the end of calendar year 2013.

Tonnes milled decreased quarter on quarter by 15% to 109 000t. Recovered grade for the quarter was also lower at 4.44g/t (from 5.38g/t in the previous quarter), due to higher grade areas that could not be mined as a result of higher temperatures in those mining areas. The lower tonnes milled and the decrease in recovered grade resulted in a 30% decrease in gold production from 688kg to 484kg quarter on quarter.

Phakisa recorded an operating loss of R18 million for the March 2013 quarter and a 49% increase in cash operating costs at R505 324/kg. Higher electricity costs were incurred due to additional fans that were used for ventilation purposes and other costs related to the rehabilitation on the ventilation shaft.

Tshepong

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	262	254	3
Grade	g/t	3.93	4.53	(13)
Gold produced	Kg	1 029	1 151	(11)
Cash operating costs	R/kg	340 586	309 081	(10)
Operating profit	R'000	131 961	199 169	(34)

Tonnes milled for the quarter increased from 254 000t in the December 2012 quarter to 262 000t in the quarter under review. Gold production at Tshepong decreased by 11% quarter on quarter to 1 029kg, due to a 13% decrease in recovered grade to 3.93g/t.

Cash operating costs for the quarter increased by 10% to R340 586/kg (from R309 081/kg in the December 2012 quarter) as a result of lower gold production.

Operating profits were 34% lower at R132 million.

Masimong

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	181	216	(16)
Grade	g/t	4.41	4.59	(4)
Gold produced	Kg	799	991	(19)
Cash operating costs	R/kg	287 596	252 109	(14)
Operating profit	R'000	144 950	228 129	(36)

Gold production for the quarter decreased by 19% to 799kg, when compared to the December 2012 quarter, mainly due to lower volumes produced. Tonnes milled decreased from 216 000t in the December 2012 quarter to 181 000t in the March 2013 quarter, as a result of the slow start-up after the Christmas break, as well as safety stoppages following the fatality at the mine.

Recovery grade was 4% lower at 4.41g/t (from 4.59g/t in the December 2012 quarter), mainly due to a 4% decrease in the plant call factor for the quarter.

Lower gold production and a 14% increase in cash operating costs from R252 109/kg in the December 2012 quarter to R287 596/kg in the March 2013 quarter, resulted in a 36% decrease in operating profit to R145 million.

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	440	456	(4)
Grade	g/t	1.34	1.41	(5)
Gold produced	Kg	591	642	(8)
Cash operating costs	R/kg	515 012	451 424	(14)
Operating (loss)/profit	R'000	(20 924)	32 246	(>100)

Tonnes milled at Hidden Valley decreased by 4%, recovered grade for the quarter was 1.34g/t – 5% lower than the preceding quarter, due to the lack of high grade ore mined and lower grade stockpiles treated during the quarter. Lower grade and the decrease in tonnes milled resulted in an 8% decrease in gold production to 591kg of gold (from 642kg of gold in the December 2012 quarter), while silver production also decreased quarter on quarter to 205 651oz (from 470 623oz in the December quarter).

The overland conveyer (OLC) suffered a cut to the belt during the quarter and ore transport was supplemented by truck haulage. The OLC and crusher project are nearing completion and commissioning is scheduled to start at the end of May 2013.

Cash operating costs were 14% higher when compared to the previous quarter at R515 012/kg, due to higher mobile maintenance costs, the OLC failure, the impact of its repair and lower gold and silver production. Hidden Valley recorded an operating loss of R21 million for the March 2013 quarter.

Target 1

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	182	178	2
Grade	g/t	5.02	6.10	(18)
Gold produced	Kg	913	1 086	(16)
Cash operating costs	R/kg	248 585	212 656	(17)
Operating profit	R'000	195 795	295 282	(34)

Tonnes milled at Target 1 were 2% higher for the March 2013 quarter at 182 000t when compared to the previous quarter. Recovered grade decreased by 18% to 5.02g/t, however, Target had exceeded its reserve grade in previous quarters. Gold production was 16% lower quarter on quarter at 913kg.

Operating profit for Target 1 decreased by 34% quarter on quarter to R196 million (in comparison to R295 million in the December 2012 quarter). The lower gold production and higher overtime costs following the Christmas break, resulted in a 17% increase in the cash operating costs to R248 585/kg.

Bambanani

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	34	42	(19)
Grade	g/t	8.76	8.50	3
Gold produced	Kg	298	357	(17)
Cash operating costs	R/kg	388 477	332 224	(17)
Operating profit	R'000	23 983	53 493	(55)

Recovered grade at Bambanani increased quarter on quarter by 3% to 8.76g/t. Tonnes milled decreased by 19% from 42 000t in the December 2012 quarter to 34 000t in the March 2013 quarter, due to some infrastructural issues. As a result, gold production was 17% lower at 298kg during the March 2013 quarter.

Cash operating costs were 17% higher at R388 477/kg when compared to the preceding quarter, due to lower gold production and higher contractor costs. Operating profit of R24 million quarter on quarter was much lower as a result.

Joel

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	139	154	(10)
Grade	g/t	5.60	5.52	1
Gold produced	kg	779	850	(8)
Cash operating costs	R/kg	207 107	194 233	(7)
Operating profit	R'000	186 638	265 772	(30)

Gold production at Joel was lower at 779kg quarter-on-quarter, due to a 10% decrease in tonnes milled at 139 000t. Recovered grade remained fairly steady at 5.60g/t.

Joel remains the lowest cost producer in the company at R207 107/kg, compared to R194 233/kg in the previous quarter. Lower gold production however resulted in a lower operating profit quarter on quarter of R187 million.

Unisel

Indicator	Units	March 2013	December 2012	% variance
Tonnes milled	000	99	117	(15)
Grade	g/t	4.28	4.55	(6)
Gold produced	Kg	424	532	(20)
Cash operating costs	R/kg	318 934	280 244	(14)
Operating profit	R'000	63 267	109 414	(42)

Unisel's gold production decreased by 20% to 424kg, due to a slower than expected start-up post the festive season. Tonnes milled quarter on quarter declined by 15% to 99 000t, while recovered grade was lower at 4.28g/t.

The 42% decrease in operating profit to R63 million, is attributable to the lower gold production, as a result the cash operating costs increased from R280 244/kg in the December 2012 quarter to R318 934/kg in the March 2013 quarter.

Target 3

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	81	82	(1)
Grade	g/t	5.05	5.26	(4)
Gold produced	Kg	409	431	(5)
Cash operating costs	R/kg	308 220	305 935	(1)
Operating profit	R'000	65 148	75 569	(14)

Tonnes milled at Target 3 remained stable quarter on quarter at 81 000t. Gold production for the quarter was 5% lower at 409kg, mainly due the 4% decline in recovered grade at 5.05g/t. However, despite the lower grade, the mine is on track to improving the quality of ore mined.

Cash operating costs for the quarter were slightly higher at R308 220/kg, from R305 935/kg in the December 2012 quarter. Operating profit was 14% lower quarter on quarter at R65 million.

Steyn 2

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	12	13	(8)
Grade	g/t	11.58	8.92	30
Gold produced	Kg	139	116	20
Cash operating costs	R/kg	228 295	300 069	24
Operating profit/(loss)	R'000	33 485	21 282	57

Gold production for the quarter was 20% higher at 139kg, despite the 8% decrease in tonnes milled (from 13 000t in the preceding quarter to 12 000t in the quarter under review). The improvement in gold production is due to a significant increase in recovered grade of 30% to 11.58g/t.

Steyn 2 recorded a 57% increase in the operating profit for the quarter at R33 million. Cash operating costs were 24% lower quarter on quarter at R228 295/kg, due to the increase in production.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Continuing Operations (excluding Evander surface sources)

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	2 565	2 410	6
Grade	g/t	0.35	0.34	3
Gold produced	Kg	888	824	8
Cash operating costs	R/kg	312 931	299 511	(4)
Operating profit	R'000	150 576	148 898	1

Tonnes milled at the South African surface operations improved by 6% to 2 565 000t, which resulted in an 8% increase in gold production quarter on quarter from 824kg of gold to 888kg of gold. Surface tonnes increased, as the plants used the additional capacity created by lower reef deliveries from the underground operations to treat the surface tonnes. Grade also improved from 0.34g/t for the December 2012 quarter to 0.35g/t for the March 2013 quarter.

Cash operating costs for the March 2013 quarter were 4% higher at R312 931/kg quarter on quarter, while operating profits remained steady quarter on quarter at R151 million.

Kalgold

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	332	309	7
Grade	g/t	0.93	1.06	(12)
Gold produced	Kg	309	326	(5)
Cash operating costs	R/kg	354 346	291 991	(21)
Operating profit	R'000	45 459	61 733	(26)

Tonnes milled increased by 7% quarter on quarter. Recovered grade decreased by 12% quarter on quarter to 0.93g/t, resulting in a 5% decrease in gold production from 326kg of gold in the December 2012

quarter to 309kg in the March 2013 quarter. Operating profit was 26% lower at R45 million, due to the higher quarter on quarter cash operating costs of R354 346/kg.

Phoenix (tailings)

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	1 325	1 276	4
Grade	g/t	0.16	0.16	–
Gold produced	Kg	216	208	4
Cash operating costs	R/kg	254 986	261 135	2
Operating profit	R'000	45 371	44 970	1

Recovered grade remained steady at 0.16g/t, whilst tonnes milled increased by 4% quarter-on-quarter to 1 325 000t due to the early commissioning of St Helena 1, 2 and 3 cyclone dams. Gold production also increased as a result of increased tonnes to 216kg.

Operating profits were slightly higher at R45 million, due to the 2% improvement in cash operating costs to R254 986/kg and the higher gold production.

Surface dumps (excluding Evander surface sources)

Indicator	Units	March 2013	December 2012	% variance
Tonnes	000	908	825	10
Grade	g/t	0.40	0.35	14
Gold produced	Kg	363	290	25
Cash operating costs	R/kg	312 157	335 490	7
Operating profit	R'000	59 746	42 195	42

Gold production was 25% higher for the quarter at 363kg of gold, due to the 14% improvement in recovered grade at 0.40g/t and a 10% increase in tonnes milled from 825 000t in the December 2012 quarter to 908 000t in the March 2013 quarter.

The increase in gold production contributed to a 7% improvement in cash operating costs from R335 490/kg to R312 157/kg quarter on quarter. Operating profit was 42% higher for the quarter at R60 million.



Development

The main purpose of development is to open up ore for future mining operations. A development programme is vital to the life of a mine. The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.

Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.

The March quarter development grade for Harmony combined is higher than the 2012 average Mineral Reserve Block grades, although some individual shafts are lower.



Mineral Reserves Block Grades vs Development Grades
March 2013 (Quarter 3)

Legend:
- Mineral Reserves Block Grade (cmg/t)
- Rolling 4 Quarter ave Dev Grade (cmg/t)
- Current Quarter ave Dev Grade (cmg/t)

* No reef development was done at Steyn 2 during this period, only shaft extraction.

Note: The ore reserve block grades reflect the grades of the blocks in the 2012 life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the on-going on-reef development at the operations and no selectivity has been applied from a grade point of view.

Kusasalethu

No development was done during the March 2013 quarter due to the temporary closure of the operation. Production will commence during the June 2013 quarter, following the re-opening of the mine on 14 February 2013.

Doornkop

The development grade is lower due to more on-reef development on 202 level where lower grades were expected. Reef meters were lower than the previous quarter due to a slow start-up after the Christmas break. Grades are expected to increase over the next two quarters.

Phakisa

Development grades increased 13% to 1 116 cmg/t quarter on quarter as expected. The grade is expected to increase further as development progress towards the Northern side of the mine into the high grade Black Chert facies.

Tshepong

The Basal Reef continues to return good results from the areas in the decline section and the western area of the mine. This is very encouraging in terms of the future grade profile of Tshepong. The development grade from the B Reef project area is still very erratic.

Masimong

The development grade increased slightly from the previous quarter mainly due to an increase in the B Reef grades, which is encouraging. Little changed in the quarter on quarter Basal Reef development grades. However, grades did improve in the south western section of the mine while there was a decrease in the southern part of the mine.

Target 1 (narrow reef mining)

The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding expectations.

Bambanani

All development is taking place in the shaft pillar. Although the quarter shows a drop in grade, 11 meters were developed on-reef which went through a localised lower grade localised zone. The overall development grade remains in line with expectations and continues to support the high grade profile of the mine.

Joel

Development grades decreased significantly during this quarter, however the average grades for the last three quarters are still higher than the Mineral Reserve grade which will have a positive impact on the future grade profile of the mine.

Unisel

The Leader Reef, as per the previous quarter, continues to deliver encouraging results above 1 000 cmg/t. Although the Basal Reef decreased during the quarter, the year to date grade is still much higher than the Mineral Reserve grade.

Target 3 (narrow reef mining)

The grades were exceptionally high for the quarter mainly due to very high grades on the B Reef. Basal and Elsburg Reef development grades were in line with expectations around 1 000 cmg/t. The focus is remains now on the Basal Reef as it is more consistent and the primary ore body at the mine.

Exploration highlights

International (Papua New Guinea)

Morobe Mining Joint Venture (MMJV) (50% Harmony)

Wafi-Golpu

Drilling remains an important focus for the project, with geotechnical data acquisition and additional mineral resources definition being key priorities. Resource definition work has focused on the upper levels of the deposit (Lift 1 area) and results have been highly encouraging on a number of fronts:

Continuity of the high-grade mineralised hornblende porphyry has improved significantly from the current model. This will have an overall positive impact on the grade and also on the metallurgical recoveries.

The advanced argillic alteration overprints shallows to the north. These alteration types negatively affect the metallurgy of the deposit but the drilling demonstrates that the recent northern and up-dip extensions of the deposit are largely unaffected by the overprint.

Intercepts from this work include:

WR449:	588m @ 0.43 g/t Au, 0.97% Cu from 333m
Incl	198m @ 0.97 g/t Au, 2.14% Cu from 798m
WR452W_1*:	156m @ 0.35 g/t Au, 1.19% Cu from 322m
Incl	84m @ 0.52 g/t Au, 2.01% Cu from 544m
WR459*:	584m @ 0.32g/t Au, 1.24% Cu from 62m

*(*partial result)*



Figure 1: Lift 1

Copper grade shells in relation to the pre-feasibility study lift 1 infrastructure.

Orange = 1.5% Cu from 2012 resource model

Pink = 1.5% Cu leapfrog shell incorporating latest drill results

Blue = 100ppm As zone (This approximates the advanced argillic alteration which results in poorer metallurgy).

Note: As = Arsenic; Au= gold; Cu = copper

Drill results received for Lift 2 continue to firm up the model with some very encouraging intercepts:

WR429W_3:   664.3m @ 0.85 g/t Au, 1.09% Cu from 1 240m including 246m @ 1.68 g/t Au, 1.97% Cu from 1 398m

WR444W_1*:   984.4m @ 0.78 g/t Au, 0.93% Cu from 980m including 278m @ 2.32 g/t Au, 2.41% Cu from 1 238m

*(*partial result)*





Spiky gold grades up to 110 g/t Au were encountered in WR444 in the core of the orebody. The grade spikes were evident in drill core, associated with late crosscutting veins containing blebs of visible gold. This particular gold rich vein event has not been recorded previously.

Brownfields exploration work has also outlined a new area of high grade gold mineralisation located between Golpu and the A zone mineralisation, off the eastern margin of the diatreme.

WR457: 66m @ 2.56 g/t Au from 114m. This intercept includes a discrete high grade zone of 30m @ 4 g/t Au from 150m.

The intercept further highlights the potential for additional high grade Au resources within the Wafi system. Follow-up work has been approved to test both this and the high grade Northern zone intercepts in Q4.

The future of Golpu

Project optimisation work will be focused on modular, staged project delivery with lower capital intensity. Optimisation work is likely to continue during the whole of financial year 2014. Project activities in FY14 will be focused on better project definition through a drill program, whilst studies continue. The gold recovery improvement testwork program has shown material improvements in both gold and copper recoveries.

Limited early works is scheduled to take place in FY14 (post current camp and road construction), which will result in lower capital expenditure ramp-up rates than previously communicated. The Project schedule and first production will be revisited based on the outcomes of these activities.

Hidden Valley Satellite deposit exploration

Work to delineate additional resources and delineate high-grade feedstock for Hidden Valley has been refocused onto the Escarpment fault system. The hanging wall alteration of the Escarpment fault hosts the Wau epithermal gold lodes.

Broad spaced systematic surface geochemical sampling is in progress.

Note: As = Arsenic; Au= gold; Cu = copper

Mt Tonn (EL1316)

Drilling at Mt Tonn was completed during the quarter and comprised two holes for 783m. The drilling was undertaken to test a coincident copper-gold surface geochemical anomaly with an underling magnetic target.

Geology encountered in the drilling outlined a sequence of pervasively propylitic altered conglomerates and sandstones of the Langimar formation overthrust over unaltered sediments and volcanics of the Babuaf Formation.

Mineralisation was disappointing with best results received to date from MTTDH003: 4m @ 1.55 g/t from 60m. Interpretation to put geology and results in the context of a regional structural model for the Wafi Transfer is in progress.

Garawaria (EL1629)

Regional work focused on EL1629 with drilling at the Garawaria prospect. Drilling comprised three holes for 1 478m. The drilling was designed to test a major surface Au anomaly with mineralised hydrothermal breccia exposed in surface trenches. Assays obtained from the trenches included 62m @ 4.01 g/t Au and 55m @ 1.41 g/t Au were obtained (reported previously).

Downhole geology has outlined a sequence of interbedded limestone and metasediments. The sequence is faulted and intruded by a number of late feldspar porphyries with disseminated pyrite and pervasive sericite alteration. Several relatively narrow mineralised breccia zones have also been intersected.

Results have been encouraging with broad low grade intercepts confirming prospectivity for a major mineralised system. These include:

ALNDH002:   27m @ 0.85 g/t Au from 26m
             15m @ 1.08 g/t Au from 63m

ALNDH003:   50m @ 1.08 g/t Au from 93m
             18m @ 1.02 g/t Au from 181m

Gold mineralisation is also accompanied by elevated levels of arsenic up to 0.26% As. Results remain incomplete with assays for several significant intervals of base-metal carbonate vein mineralisation from ALNDH003 outstanding. Results for ALNDH004 are also awaited. Interpretation to put results in context with geology continues.

PNG exploration (Harmony 100%)

Mt Hagen Project (EL1611 & EL1596)

Drilling of the final hole PNDD010 targeting the Penamb East prospect was completed early in the quarter and all assay results received. Best result from the program included 5m @ 1 g/t Au in PNDD008. Although the prospect was defined by a coherent 100 ppb Au soil anomaly the results from the drilling indicate only patchy development of gold mineralisation associated with structural zones in the core.

Preliminary modelling of the Penamb West porphyry indicated a potential low grade resource of 582Mt @ 0.08% Cu and 90ppm Mo however, it is considered unlikely that a higher grade potassic core is associated with this system within 500m of the surface.

A toll gate review was completed for the Mt Hagen project and concluded the drilling completed to date had tested the key targets in the western half of the project area (the Kurunga Intrusive Complex prospects in particular) and the potential for an economic mineral deposit was unlikely. A recommendation for full withdrawal from the project was approved in March 2013.

Southern Highlands project (EL1786)

Mobilisation of two drill rigs to Lake Kopiago was completed in January and two of the initial seven hole drill program were completed for 1 370.5m. The drilling was designed predominantly to outline broad sections (roughly 800m apart) to identify large scale alteration and mineralisation vectors below cover, but also to test critical lithological contacts and the Au-base metal skarns identified from the mapping.

The initial holes targeted the depth extent of outcropping skarn mineralisation at Bisamu Hill. Geology comprised magnetite bearing diorite porphyry intruding limestone. Several encouraging zones of skarn alteration and mineralisation were intersected however assays have not yet been received.

Figure 2: Lake Kopiago exploration drilling; KPDD002.



Amanab (EL1708)

Follow-up field mapping and surface sampling at the Yup East prospect was completed during the quarter. Over 300 samples were collected.

Work focused on extending the mapped bedrock mineralisation and outlining the tenor and size of the associated surface Au geochemical anomaly. Work to date has outlined a northwest trending gold anomaly +0.1 g/t Au anomaly in excess of 1km long and 500m wide with individual soil samples ranging up to 13.8 g/t Au. Assays are pending but data on hand suggests potential for a second sub-parallel zone of mineralisation located to the south.

Note: As = Arsenic; Au= gold; Cu = copper





Q3 FY13

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Results for the
third quarter FY13
and nine months ended
31 March 2013
(Rand/US$)

HARMONY

Operating results (Rand/Metric) (US$/Imperial)

			South Africa																			
			Underground production												Surface production							
		Three months ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Total Continuing Operations
Ore milled	– t'000	Mar-13	**33**	**249**	**109**	**262**	**181**	**182**	**34**	**139**	**99**	**81**	**12**	**1 381**	**1 325**	**908**	**332**	**2 565**	**–**	**3 946**	**440**	**4 386**
		Dec-12	138	272	128	254	216	178	42	154	117	82	13	1 594	1 276	825	309	2 410	–	4 004	456	4 460
Gold produced	– kg	Mar-13	**49**	**897**	**484**	**1 029**	**799**	**913**	**298**	**779**	**424**	**409**	**139**	**6 220**	**216**	**363**	**309**	**888**	**–**	**7 108**	**591**	**7 699**
		Dec-12	402	1 004	688	1 151	991	1 086	357	850	532	431	116	7 608	208	290	326	824	–	8 432	642	9 074
Gold produced	– oz	Mar-13	**1 575**	**28 839**	**15 561**	**33 083**	**25 688**	**29 354**	**9 581**	**25 045**	**13 632**	**13 150**	**4 469**	**199 977**	**6 945**	**11 671**	**9 935**	**28 551**	**–**	**228 528**	**19 001**	**247 529**
		Dec-12	12 925	32 279	22 120	37 005	31 861	34 916	11 478	27 328	17 104	13 857	3 729	244 602	6 687	9 323	10 481	26 491	–	271 093	20 641	291 734
Yield	– g/tonne	Mar-13	**1.48**	**3.60**	**4.44**	**3.93**	**4.41**	**5.02**	**8.76**	**5.60**	**4.28**	**5.05**	**11.58**	**4.50**	**0.16**	**0.40**	**0.93**	**0.35**	**–**	**1.80**	**1.34**	**1.76**
		Dec-12	2.91	3.69	5.38	4.53	4.59	6.10	8.50	5.52	4.55	5.26	8.92	4.77	0.16	0.35	1.06	0.34	–	2.11	1.41	2.03
Cash operating costs	– R/kg	Mar-13	**6 564 347**	**295 429**	**505 324**	**340 586**	**287 596**	**248 585**	**388 477**	**207 107**	**318 934**	**308 220**	**228 295**	**355 075**	**254 986**	**312 157**	**354 346**	**312 931**	**–**	**349 810**	**515 012**	**362 491**
		Dec-12	857 928	269 449	338 233	309 081	252 109	212 656	332 224	194 233	280 244	305 935	300 069	300 225	261 135	335 490	291 991	299 511	–	300 155	451 424	310 858
Cash operating costs	– $/oz	Mar-13	**22 891**	**1 030**	**1 762**	**1 187**	**1 003**	**867**	**1 354**	**722**	**1 112**	**1 075**	**796**	**1 238**	**889**	**1 088**	**1 235**	**1 091**	**–**	**1 220**	**1 795**	**1 264**
		Dec-12	3 078	967	1 214	1 109	905	763	1 192	697	1 006	1 098	1 077	1 077	937	1 204	1 048	1 075	–	1 077	1 620	1 115
Cash operating costs	– R/tonne	Mar-13	**9 747**	**1 064**	**2 244**	**1 338**	**1 270**	**1 247**	**3 405**	**1 161**	**1 366**	**1 556**	**2 644**	**1 599**	**42**	**125**	**330**	**108**	**–**	**630**	**692**	**636**
		Dec-12	2 499	995	1 818	1 401	1 157	1 297	2 824	1 072	1 274	1 608	2 678	1 433	43	118	308	102	–	632	636	632
Gold sold	– Kg	Mar-13	**129**	**839**	**470**	**1 000**	**777**	**865**	**290**	**703**	**412**	**388**	**135**	**6 008**	**210**	**360**	**329**	**899**	**–**	**6 907**	**599**	**7 506**
		Dec-12	597	1 070	707	1 184	1 019	1 118	367	933	547	444	119	8 105	211	291	317	819	–	8 924	690	9 614
Gold sold	– oz	Mar-13	**4 147**	**26 974**	**15 111**	**32 151**	**24 981**	**27 810**	**9 324**	**22 602**	**13 246**	**12 474**	**4 340**	**193 160**	**6 752**	**11 574**	**10 578**	**28 904**	**–**	**222 064**	**19 258**	**241 322**
		Dec-12	19 194	34 401	22 731	38 066	32 762	35 944	11 799	29 997	17 586	14 275	3 826	260 581	6 784	9 356	10 192	26 332	–	286 913	22 184	309 097
Revenue	(R'000)	Mar-13	**61 084**	**393 842**	**221 319**	**469 867**	**365 507**	**406 147**	**136 233**	**330 439**	**193 643**	**181 969**	**63 311**	**2 823 361**	**98 617**	**169 435**	**154 844**	**422 896**	**–**	**3 246 257**	**281 787**	**3 528 044**
		Dec-12	292 482	511 124	339 811	567 915	488 974	536 138	175 758	446 403	262 752	213 106	57 136	3 891 599	101 280	139 392	151 485	392 157	–	4 283 756	329 052	4 612 808
Cash operating costs	(R'000)	Mar-13	**321 653**	**265 000**	**244 577**	**350 463**	**229 789**	**226 958**	**115 766**	**161 336**	**135 228**	**126 062**	**31 733**	**2 208 565**	**55 077**	**113 313**	**109 493**	**277 883**	**–**	**2 486 448**	**304 372**	**2 790 820**
		Dec-12	344 887	270 527	232 704	355 752	249 840	230 944	118 604	165 098	149 090	131 858	34 808	2 284 112	54 316	97 292	95 189	246 797	–	2 530 909	289 814	2 820 723
Inventory movement	(R'000)	Mar-13	**25 111**	**(21 389)**	**(5 111)**	**(12 557)**	**(9 232)**	**(16 606)**	**(3 516)**	**(17 535)**	**(4 852)**	**(9 241)**	**(1 907)**	**(76 835)**	**(1 831)**	**(3 624)**	**(108)**	**(5 563)**	**–**	**(82 398)**	**(1 661)**	**(84 059)**
		Dec-12	61 045	22 803	7 532	12 994	11 005	9 912	3 661	15 533	4 248	5 679	1 046	155 458	1 994	(95)	(5 437)	(3 538)	–	151 920	6 992	158 912
Operating costs	(R'000)	Mar-13	**346 764**	**243 611**	**239 466**	**337 906**	**220 557**	**210 352**	**112 250**	**143 801**	**130 376**	**116 821**	**29 826**	**2 131 730**	**53 246**	**109 689**	**109 385**	**272 320**	**–**	**2 404 050**	**302 711**	**2 706 761**
		Dec-12	405 932	293 330	240 236	368 746	260 845	240 856	122 265	180 631	153 338	137 537	35 854	2 439 570	56 310	97 197	89 752	243 259	–	2 682 829	296 806	2 979 635
Operating profit	(R'000)	Mar-13	**(285 680)**	**150 231**	**(18 147)**	**131 961**	**144 950**	**195 795**	**23 983**	**186 638**	**63 267**	**65 148**	**33 485**	**691 631**	**45 371**	**59 746**	**45 459**	**150 576**	**–**	**842 207**	**(20 924)**	**821 283**
		Dec-12	(113 450)	217 794	99 575	199 169	228 129	295 282	53 493	265 772	109 414	75 569	21 282	1 452 029	44 970	42 195	61 733	148 898	–	1 600 927	32 246	1 633 173
Operating profit	($'000)	Mar-13	**(32 021)**	**16 838**	**(2 034)**	**14 792**	**16 247**	**21 946**	**2 687**	**20 919**	**7 091**	**7 302**	**3 754**	**77 521**	**5 086**	**6 696**	**5 095**	**16 877**	**–**	**94 398**	**(2 346)**	**92 052**
		Dec-12	(13 087)	25 126	11 487	22 976	26 317	34 065	6 171	30 660	12 623	8 719	2 454	167 511	5 188	4 867	7 123	17 178	–	184 689	3 720	188 409
Capital expenditure	(R'000)	Mar-13	**55 038**	**70 686**	**84 169**	**78 011**	**44 020**	**73 877**	**20 937**	**37 419**	**21 442**	**35 551**	**847**	**521 997**	**19 068**	**2 360**	**1 426**	**22 854**	**–**	**544 851**	**132 378**	**677 229**
		Dec-12	100 148	73 320	80 095	73 376	44 158	101 454	36 811	40 663	19 924	40 044	1 224	611 217	56 381	4 754	26 127	87 262	19 845	718 324	148 371	866 695
Capital expenditure	($'000)	Mar-13	**6 169**	**7 923**	**9 434**	**8 744**	**4 934**	**8 281**	**2 347**	**4 194**	**2 403**	**3 985**	**95**	**58 509**	**2 137**	**264**	**160**	**2 561**	**–**	**61 070**	**14 838**	**75 908**
		Dec-12	11 553	8 458	9 240	8 465	5 094	11 704	4 247	4 691	2 298	4 620	141	70 511	6 504	548	3 014	10 066	2 289	82 866	17 117	99 983

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Notes	Quarter ended			Nine months ended		Year ended
		31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Continuing operations							
Revenue		3 528	4 613	3 222	12 419	11 235	15 169
Cost of sales	2	(3 283)	(3 524)	(2 721)	(10 295)	(8 811)	(12 137)
Production costs		(2 707)	(2 980)	(2 273)	(8 556)	(7 271)	(9 911)
Amortisation and depreciation		(459)	(501)	(431)	(1 441)	(1 373)	(1 921)
Other items		(117)	(43)	(17)	(298)	(167)	(305)
Gross profit		**245**	**1 089**	**501**	**2 124**	**2 424**	**3 032**
Corporate, administration and other expenditure		(121)	(111)	(96)	(338)	(261)	(352)
Social investment expenditure		(25)	(25)	(22)	(70)	(50)	(72)
Exploration expenditure		(157)	(160)	(143)	(454)	(339)	(500)
Profit on sale of property, plant and equipment	4	15	69	–	139	28	63
Other (expenses)/income – net	5	(138)	(47)	(5)	(182)	24	(50)
Operating (loss)/profit		**(181)**	**815**	**235**	**1 219**	**1 826**	**2 121**
Reversal of impairment of investment in associate		–	–	6	–	56	56
Impairment of investments	6	(39)	–	–	(88)	–	(144)
Net gain on financial instruments		15	92	36	181	73	86
Investment income		47	38	25	118	64	97
Finance cost		(65)	(75)	(65)	(198)	(214)	(286)
(Loss)/profit before taxation		**(223)**	**870**	**237**	**1 232**	**1 805**	**1 930**
Taxation		(44)	(221)	636	(416)	323	123
Normal taxation		(124)	(115)	(16)	(349)	(115)	(199)
Deferred taxation		80	(106)	652	(67)	438	322
Net (loss)/profit from continuing operations		**(267)**	**649**	**873**	**816**	**2 128**	**2 053**
Discontinued operations							
Profit from discontinued operations	7	143	82	141	314	410	592
Net (loss)/profit for the period		**(124)**	**731**	**1 014**	**1 130**	**2 538**	**2 645**
Attributable to:							
Owners of the parent		(124)	731	1 014	1 130	2 538	2 645
(Loss)/earnings per ordinary share (cents)	8						
(Loss)/earnings from continuing operations		(62)	150	202	189	494	477
Earnings from discontinued operations		33	19	33	73	95	137
Total (loss)/earnings		**(29)**	**169**	**235**	**262**	**589**	**614**
Diluted (loss)/earnings per ordinary share (cents)	8						
(Loss)/earnings from continuing operations		(62)	150	202	188	492	476
Earnings from discontinued operations		33	19	32	73	95	136
Total (loss)/diluted earnings		**(29)**	**169**	**234**	**261**	**587**	**612**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

		Quarter ended			Nine months ended		Year ended
Figures in million	Note	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Net (loss)/profit for the period		(124)	731	1 014	1 130	2 538	2 645
Other comprehensive income/(loss) for the period, net of income tax		510	197	(153)	733	981	1 587
Foreign exchange translation		523	174	(157)	723	979	1 485
(Loss)/gain on fair value movement of available-for-sale investments	6	(52)	23	4	(29)	2	(42)
Impairment of available-for-sale investments recognised in profit or loss	6	39	–	–	39	–	144
Total comprehensive income for the period		**386**	**928**	**861**	**1 863**	**3 519**	**4 232**
Attributable to:							
Owners of the parent		386	928	861	1 863	3 519	4 232

The accompanying notes are an integral part of these condensed consolidated financial statements.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

The condensed consolidated financial statements have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Notes	At 31 March 2013 (Unaudited)	At 31 December 2012	At 30 June 2012 (Audited)	At 31 March 2012 (Unaudited)
ASSETS					
Non-current assets					
Property, plant and equipment		34 911	34 028	32 853	31 949
Intangible assets		2 190	2 192	2 196	2 194
Restricted cash		38	37	36	30
Restricted investments		2 050	2 020	1 842	1 808
Deferred tax assets		652	554	486	1 042
Investments in financial assets	9	139	159	146	187
Inventories		57	57	58	165
Trade and other receivables		6	13	28	35
Total non-current assets		**40 043**	**39 060**	**37 645**	**37 410**
Current assets					
Inventories		1 206	1 085	996	1 086
Trade and other receivables		1 482	1 292	1 245	1 259
Income and mining taxes		3	–	118	142
Cash and cash equivalents		3 099	2 511	1 773	1 427
		5 790	4 888	4 132	3 914
Assets of disposal groups classified as held for sale	7	–	1 822	1 423	1 326
Total current assets		**5 790**	**6 710**	**5 555**	**5 240**
Total assets		**45 833**	**45 770**	**43 200**	**42 650**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 331	28 331	28 331	28 329
Other reserves		3 392	2 797	2 444	1 815
Retained earnings		4 002	4 342	3 307	3 200
Total equity		**35 725**	**35 470**	**34 082**	**33 344**
Non-current liabilities					
Deferred tax liabilities		3 244	3 270	3 106	3 568
Provision for environmental rehabilitation		1 961	1 912	1 865	1 905
Retirement benefit obligation		188	184	177	177
Other provisions		48	40	30	4
Borrowings	10	2 238	2 072	1 503	1 277
Total non-current liabilities		**7 679**	**7 478**	**6 681**	**6 931**
Current liabilities					
Borrowings	10	287	301	313	318
Income and mining taxes		92	16	1	7
Trade and other payables		2 050	2 050	1 747	1 543
		2 429	2 367	2 061	1 868
Liabilities of disposal groups classified as held for sale	7	–	455	376	507
Total current liabilities		**2 429**	**2 822**	**2 437**	**2 375**
Total equity and liabilities		**45 833**	**45 770**	**43 200**	**42 650**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)
for the nine months ended 31 March 2013

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	28 331	2 444	3 307	34 082
Share-based payments	–	215	–	215
Net profit for the period	–	–	1 130	1 130
Other comprehensive income for the period	–	733	–	733
Dividends paid [1]	–	–	(435)	(435)
Balance – 31 March 2013	**28 331**	**3 392**	**4 002**	**35 725**
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	24	–	–	24
Share-based payments	–	72	–	72
Net profit for the period	–	–	2 538	2 538
Other comprehensive income for the period	–	981	–	981
Dividends paid [2]	–	–	(431)	(431)
Balance – 31 March 2012	**28 329**	**1 815**	**3 200**	**33 344**

1. *Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013*

2. *Dividend of 60 SA cents declared on 12 August 2011 and 40 SA cents on 2 February 2012*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

	Quarter ended			Nine months ended		Year ended
	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Figures in million						
Cash flow from operating activities						
Cash generated by operations	204	1 392	682	2 933	3 340	4 551
Interest and dividends received	34	30	32	90	60	80
Interest paid	(27)	(29)	(26)	(85)	(103)	(141)
Income and mining taxes (paid)/refunded	(70)	(221)	35	(183)	(114)	(277)
Cash generated by operating activities	**141**	**1 172**	**723**	**2 755**	**3 183**	**4 213**
Cash flow from investing activities						
Restricted cash transferred from/(to) disposal group	252	(90)	–	–	–	–
Proceeds on disposal of Evander	1 264	–	–	1 264	–	–
Proceeds on disposal of investment in associate	–	–	193	–	193	222
Proceeds on disposal of Evander 6 and Twistdraai	–	–	–	–	–	125
Proceeds on disposal of Merriespruit South	–	61	–	61	–	–
Purchase of investments in financial assets	(33)	(39)	–	(72)	–	–
Other investing activities	3	(6)	(33)	(3)	(30)	(85)
Net additions to property, plant and equipment[1]	(835)	(1 047)	(740)	(2 775)	(2 187)	(3 140)
Cash generated/(utilised) by investing activities	**651**	**(1 121)**	**(580)**	**(1 525)**	**(2 024)**	**(2 878)**
Cash flow from financing activities						
Borrowings raised	–	348	302	678	1 101	1 443
Borrowings repaid	(4)	(164)	(17)	(177)	(1 087)	(1 248)
Ordinary shares issued - net of expenses	–	–	3	–	23	26
Dividends paid	(217)	–	(173)	(435)	(431)	(431)
Cash (utilised)/generated by financing activities	**(221)**	**184**	**115**	**66**	**(394)**	**(210)**
Foreign currency translation adjustments	**17**	**10**	**(36)**	**30**	**(31)**	**(45)**
Net increase in cash and cash equivalents	588	245	222	1 326	734	1 080
Cash and cash equivalents - beginning of period	2 511	2 266	1 205	1 773	693	693
Cash and cash equivalents - end of period	**3 099**	**2 511**	**1 427**	**3 099**	**1 427**	**1 773**

1. Includes capital expenditure for Wafi-Golpu and other international projects of R148 million in the March 2013 quarter (December 2012: R124 million) (March 2012: R78 million) and R403 million in the nine months ended 31 March 2013 (March 2012: R192 million)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 March 2013 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2013 have been prepared in accordance with IAS 34, *Interim Financial Reporting*, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Production costs – excluding royalty	2 658	2 912	2 244	8 384	7 166	9 791
Royalty expense	49	68	29	172	105	120
Amortisation and depreciation	459	501	431	1 441	1 373	1 921
Reversal of impairment of assets	–	–	–	–	–	(60)
Rehabilitation expenditure/(credit)	10	(1)	(43)	16	(37)	(17)
Care and maintenance cost of restructured shafts	16	16	20	52	69	88
Employment termination and restructuring costs[1]	–	–	19	7	70	81
Share-based payments[2]	95	21	21	221	66	87
Other	(4)	7	–	2	(1)	126
Total cost of sales	**3 283**	**3 524**	**2 721**	**10 295**	**8 811**	**12 137**

1. *The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft*
2. *Refer to note 3 for details*

3. Share-based payments

This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs), with employees with service longer than ten years receiving an additional ten percent. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.

Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of IFRS 2, *Share-based Payment*, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognised in the balance sheet, the fair value of which will be re-measured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.

During the March 2013 quarter, the first portion of the Scheme Shares and SARs awarded in August 2012 vested, resulting in all qualifying employees receiving a minimum of R1 912 before tax, amounting to a total of R58 million paid in April 2013. During March 2013, new qualifying employees who have not previously received an offer were awarded 80 Scheme Shares and 160 SARs which will vest in four equal portions on each anniversary of the award. A total of 97 040 Scheme Shares and 194 080 SARs were issued by the Tlhakanelo Share Trust.

4. Profit on sale of property, plant and equipment

During December 2012, the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources Limited (Wits Gold) was completed, resulting in a profit of R60 million.

5. Other expenses – net

Included in the March 2013 quarter is a foreign exchange loss of R150 million (December 2012: R35 million) on the US dollar denominated loan.

6. Impairment of investments

A decline in the fair value of the investment in Witwatersrand Consolidated Gold Resource Limited (Wits Gold) during the March 2013 quarter resulted in a loss of R52 million. This was offset against the fair value increase that was recognised in the fair value reserve during the December 2012 quarter. The net cumulative loss of R39 million was reclassified to the income statement.

7. **Disposal groups classified as held for sale and discontinued operations**

    Evander Gold Mines Limited

    Harmony entered into an agreement to sell its 100% interest in Evander Gold Mines Limited (Evander) to a wholly owned subsidiary of Pan African Resources Plc for R1.5 billion, less certain distributions, during May 2012. On 14 February 2013 Harmony received the necessary consent of the Minister of Mineral Resources to transfer the interest in accordance with section 11 of the Mineral and Petroleum Resources Development Act, the last remaining condition precedent. The transaction was completed on 28 February 2013. In terms of the agreement Harmony received a distribution of R210 million and a purchase consideration of R1 314 million. A group profit of R102 million was recorded in the March 2013 quarter.

8. **Earnings and net asset value per share**

	Quarter ended			Nine months ended		Year ended
Figures in million	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Weighted average number of shares (million)	431.8	431.6	431.3	431.6	430.6	430.8
Weighted average number of diluted shares (million)	432.8	432.6	432.8	432.8	432.2	432.0
Total (loss)/earnings per share (cents):						
Basic (loss)/earnings	(29)	169	235	262	589	614
Diluted (loss)/earnings	(29)	169	234	261	587	612
Headline (loss)/earnings	(47)	158	234	234	571	565
– from continuing operations	(56)	139	201	185	477	465
– from discontinued operations	9	19	33	49	94	100
Diluted headline (loss)/earnings	(47)	157	233	233	569	563
– from continuing operations	(56)	138	200	184	475	463
– from discontinued operations	9	19	33	49	94	100
Figures in million						
Reconciliation of headline (loss)/earnings:						
Continuing operations						
Net (loss)/profit	(267)	649	873	816	2 128	2 053
Adjusted for:						
Reversal of impairment of investment in associate*	–	–	(6)	–	(55)	(56)
Impairment of investments*	39	–	–	88	–	144
Reversal of impairment of assets	–	–	–	–	–	(60)
Taxation effect on reversal of impairment of assets	–	–	–	–	–	(34)
Profit on sale of property, plant and equipment	(15)	(69)	–	(139)	(28)	(63)
Taxation effect of profit on sale of property, plant and equipment	–	18	(1)	31	7	16
Headline (loss)/earnings	**(243)**	**598**	**866**	**796**	**2 052**	**2 000**
Discontinued operations						
Net profit	143	82	141	314	410	592
Adjusted for:						
Profit on sale of property, plant and equipment	–	–	–	–	(2)	(232)
Taxation effect of profit on sale of property, plant and equipment	–	–	–	–	–	72
Profit on sale of investment in subsidiary*	(102)	–	–	(102)	–	–
Headline earnings	**41**	**82**	**141**	**212**	**408**	**432**
Total headline (loss)/earnings	**(202)**	**680**	**1 007**	**1 008**	**2 460**	**2 432**

* There is no taxation effect on these items.

Net asset value per share

	At 31 March 2013 (Unaudited)	At 31 December 2012	At 30 June 2012 (Audited)	At 31 March 2012 (Unaudited)
Number of shares in issue	435 257 691	435 257 691	431 564 236	431 471 444
Net asset value per share (cents)	8 208	8 150	7 897	7 728

9. Investments in financial assets

During the March 2013 quarter, an additional 3.25% interest in Rand Refinery was purchased for R33 million in addition to the 3.9% interest purchased for R39 million during the December 2012 quarter. The investment is classified as an available-for-sale investment and subsequent changes in fair value will be recorded in reserves.

10. Borrowings

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until December 2013. The balance on Nedbank term facilities at the end of March 2013 quarter is R610 million.

Two drawdowns of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the drawn level to US$210 million. The facility is repayable by September 2015.

The weakening of the Rand against the US dollar resulted in a foreign exchange loss of R150 million being recorded against the borrowings balance in the March 2013 quarter. The effect of foreign exchange changes for the nine months totals a loss of R190 million.

11. Commitments and contingencies

Figures in million	At 31 March 2013 (Unaudited)	At 31 December 2012	At 30 June 2012 (Audited)	At 31 March 2012 (Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	594	576	519	391
Authorised by the directors but not contracted for	958	1 572	2 257	3 032
	1 552	**2 148**	**2 776**	**3 423**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2012, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.

Following the disclosure made in Harmony's annual report for the financial year ended 30 June 2012 relating to silicosis, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (other respondents) were served with another application to certify a class during January 2013. Harmony, its subsidiaries and other respondents are awaiting a consolidated and supplemented certification application of the two separate applications served.

12. Subsequent events

There are no subsequent events to report.

13. Segment report

The segment report follows on page 25.

14. **Reconciliation of segment information to consolidated income statements**

	Nine months ended	
	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)
Figures in million		

The "Reconciliation of segment information to consolidated income statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:

Reconciliation of production profit to gross profit

Total segment revenue	13 293	12 341
Total segment production costs	(9 089)	(7 834)
Production profit per segment report	4 204	4 507
Discontinued operations	(341)	(543)
Production profit from continuing operations	3 863	3 964
Cost of sales items, other than production costs and royalty expense	(1 739)	(1 540)
Gross profit as per income statements *	**2 124**	**2 424**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

15. **Related parties**

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:

Graham Briggs	14 347 shares
Frank Abbott	73 900 shares
Ken Dicks	12 500 shares

Segment report (Rand/Metric) (Unaudited)
for the nine months ended 31 March 2013

	Revenue 31 March 2013 R million	2012	Production cost 31 March 2013 R million	2012	Production profit/(loss) 31 March 2013 R million	2012	Capital expenditure# 31 March 2013 R million	2012	Kilograms produced 31 March 2013 kg	2012	Tonnes milled 31 March 2013 t'000	2012
Continuing operations												
South Africa												
Underground												
Kusasalethu	1 037	1 678	1 186	1 072	(149)	606	272	312	2 052	4 043	499	860
Doornkop	1 279	939	786	626	493	313	222	201	2 772	2 263	766	667
Phakisa	860	753	730	585	130	168	242	227	1 851	1 800	379	368
Tshepong	1 547	1 694	1 089	935	458	759	227	199	3 339	4 035	829	916
Masimong	1 290	1 032	740	635	550	397	124	166	2 777	2 466	658	702
Target 1	1 385	1 157	675	608	710	549	262	187	3 070	2 822	538	608
Bambanani	626	421	448	480	178	(59)	92	212	1 348	1 068	144	163
Joel	1 152	773	487	406	665	367	116	42	2 529	1 873	460	410
Unisel	647	479	429	366	218	113	57	51	1 386	1 134	332	282
Target 3	546	340	379	308	167	32	104	58	1 207	833	250	236
Surface												
All other surface operations	1 152	1 074	747	678	405	396	222	96	2 533	2 569	7 365	6 997
Total South Africa	**11 521**	**10 340**	**7 696**	**6 699**	**3 825**	**3 641**	**1 940**	**1 751**	**24 864**	**24 906**	**12 220**	**12 209**
International												
Hidden Valley	898	895	860	572	38	323	368	175	1 922	2 098	1 387	1 307
Total international	**898**	**895**	**860**	**572**	**38**	**323**	**368**	**175**	**1 922**	**2 098**	**1 387**	**1 307**
Total continuing operations	**12 419**	**11 235**	**8 556**	**7 271**	**3 863**	**3 964**	**2 308**	**1 926**	**26 786**	**27 004**	**13 607**	**13 516**
Discontinued operations												
Evander	874	1 106	533	563	341	543	140	131	1 955	2 674	390	491
Total discontinued operations	**874**	**1 106**	**533**	**563**	**341**	**543**	**140**	**131**	**1 955**	**2 674**	**390**	**491**
Total operations	**13 293**	**12 341**	**9 089**	**7 834**	**4 204**	**4 507**	**2 448**	**2 057**	**28 741**	**29 678**	**13 997**	**14 007**
Reconciliation of the segment information to the consolidated income statement (refer to note 14)	(874)	(1 106)	(533)	(563)								
	12 419	**11 235**	**8 556**	**7 271**								

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R403 million (2012: R192 million).

Operating results (US$/Imperial)

		Three months ended	South Africa — Underground production — Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Surface production — Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Total Continuing Operations
Ore milled	– t'000	Mar-13	36	275	120	289	200	201	37	153	109	89	13	1 522	1 461	1 001	366	2 828	–	4 350	485	4 835
		Dec-12	152	300	141	280	238	196	46	170	129	90	14	1 756	1 407	910	341	2 658	–	4 414	503	4 917
Gold produced	– oz	Mar-13	1 575	28 839	15 561	33 083	25 688	29 354	9 581	25 045	13 632	13 150	4 469	199 977	6 945	11 671	9 935	28 551	–	228 528	19 001	247 529
		Dec-12	12 925	32 279	22 120	37 005	31 861	34 916	11 478	27 328	17 104	13 857	3 729	244 602	6 687	9 323	10 481	26 491	–	271 093	20 641	291 734
Yield	– oz/t	Mar-13	0.044	0.105	0.130	0.114	0.128	0.146	0.259	0.164	0.125	0.148	0.344	0.131	0.005	0.012	0.027	0.010	–	0.053	0.039	0.051
		Dec-12	0.085	0.108	0.157	0.132	0.134	0.178	0.250	0.161	0.133	0.154	0.266	0.139	0.005	0.010	0.031	0.010	–	0.061	0.041	0.059
Cash operating costs	– $/oz	Mar-13	22 891	1 030	1 762	1 187	1 003	867	1 354	722	1 112	1 075	796	1 238	889	1 088	1 235	1 091	–	1 220	1 795	1 264
		Dec-12	3 078	967	1 214	1 109	905	763	1 192	697	1 006	1 098	1 077	1 077	937	1 204	1 048	1 075	–	1 077	1 620	1 115
Cash operating costs	– $/t	Mar-13	1 001	108	228	136	129	127	351	118	139	159	274	163	4	13	34	11	–	64	70	65
		Dec-12	262	104	190	147	121	136	297	112	133	169	287	150	4	12	32	11	–	66	66	66
Gold sold	– oz	Mar-13	4 147	26 974	15 111	32 151	24 981	27 810	9 324	22 602	13 246	12 474	4 340	193 160	6 752	11 574	10 578	28 904	–	222 064	19 258	241 322
		Dec-12	19 194	34 401	22 731	38 066	32 762	35 944	11 799	29 997	17 586	14 275	3 826	260 581	6 784	9 356	10 192	26 332	–	286 913	22 184	309 097
Revenue	($'000)	Mar-13	6 847	44 144	24 807	52 666	40 968	45 523	15 270	37 038	21 705	20 396	7 096	316 460	11 054	18 991	17 356	47 401	–	363 861	31 584	395 445
		Dec-12	33 742	58 965	39 202	65 516	56 409	61 850	20 276	51 498	30 312	24 585	6 591	448 946	11 684	16 080	17 476	45 240	–	494 186	37 960	532 146
Cash operating costs	($'000)	Mar-13	36 053	29 703	27 414	39 281	25 756	25 438	12 977	18 084	15 158	14 130	3 556	247 550	6 173	12 701	12 273	31 147	–	278 697	34 116	312 813
		Dec-12	39 787	31 208	26 846	41 041	28 822	26 642	13 683	19 046	17 199	15 211	4 016	263 501	6 266	11 224	10 980	28 470	–	291 971	33 433	325 404
Inventory movement	($'000)	Mar-13	2 815	(2 397)	(573)	(1 407)	(1 035)	(1 861)	(394)	(1 965)	(544)	(1 036)	(214)	(8 611)	(205)	(406)	(12)	(623)	-	(9 234)	(186)	(9 420)
		Dec-12	7 042	2 631	869	1 499	1 270	1 143	422	1 792	490	655	121	17 934	230	(11)	(627)	(408)	-	17 526	807	18 333
Operating costs	($'000)	Mar-13	38 868	27 306	26 841	37 874	24 721	23 577	12 583	16 119	14 614	13 094	3 342	238 939	5 968	12 295	12 261	30 524	–	269 463	33 930	303 393
		Dec-12	46 829	33 839	27 715	42 540	30 092	27 785	14 105	20 838	17 689	15 866	4 137	281 435	6 496	11 213	10 353	28 062	–	309 497	34 240	343 737
Operating profit	($'000)	Mar-13	(32 021)	16 838	(2 034)	14 792	16 247	21 946	2 687	20 919	7 091	7 302	3 754	77 521	5 086	6 696	5 095	16 877	–	94 398	(2 346)	92 052
		Dec-12	(13 087)	25 126	11 487	22 976	26 317	34 065	6 171	30 660	12 623	8 719	2 454	167 511	5 188	4 867	7 123	17 178	–	184 689	3 720	188 409
Capital expenditure	($'000)	Mar-13	6 169	7 923	9 434	8 744	4 934	8 281	2 347	4 194	2 403	3 985	95	58 509	2 137	264	160	2 561	–	61 070	14 838	75 908
		Dec-12	11 553	8 458	9 240	8 465	5 094	11 704	4 247	4 691	2 298	4 620	141	70 511	6 504	548	3 014	10 066	2 289	82 866	17 117	99 983

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Continuing operations						
Revenue	395	532	417	1 442	1 469	1 953
Cost of sales	(367)	(407)	(351)	(1 195)	(1 151)	(1 561)
Production costs	(303)	(344)	(294)	(993)	(950)	(1 276)
Amortisation and depreciation	(51)	(58)	(55)	(167)	(179)	(247)
Other items	(13)	(5)	(2)	(35)	(22)	(38)
Gross profit	**28**	**125**	**66**	**247**	**318**	**392**
Corporate, administration and other expenditure	(14)	(13)	(13)	(39)	(34)	(45)
Social investment expenditure	(3)	(3)	(3)	(8)	(7)	(9)
Exploration expenditure	(18)	(18)	(18)	(53)	(44)	(64)
Profit on sale of property, plant and equipment	2	8	–	16	4	8
Other (expenses)/income – net	(15)	(5)	(1)	(21)	3	(6)
Operating (loss)/profit	**(20)**	**94**	**31**	**142**	**240**	**276**
Reversal of impairment of investment in associate	–	–	1	–	7	7
Impairment of investments	(4)	–	–	(10)	–	(19)
Net gain on financial instruments	2	11	5	21	10	11
Investment income	5	4	3	14	8	12
Finance cost	(7)	(9)	(8)	(22)	(28)	(37)
(Loss)/profit before taxation	**(24)**	**100**	**32**	**145**	**237**	**250**
Taxation	(5)	(25)	82	(49)	42	16
Normal taxation	(14)	(13)	(2)	(41)	(15)	(25)
Deferred taxation	9	(12)	84	(8)	57	41
Net (loss)/profit from continuing operations	**(29)**	**75**	**114**	**96**	**279**	**266**
Discontinued operations						
Profit from discontinued operations	16	9	18	36	53	75
Net (loss)/profit for the period	**(13)**	**84**	**132**	**132**	**332**	**341**
Attributable to:						
Owners of the parent	(13)	84	132	132	332	341
(Loss)/earnings per ordinary share (cents)						
(Loss)/earnings from continuing operations	(7)	17	26	21	65	61
Earnings from discontinued operations	4	2	4	8	12	18
Total (loss)/earnings	**(3)**	**19**	**30**	**29**	**77**	**79**
Diluted (loss)/earnings per ordinary share (cents)						
(Loss)/earnings from continuing operations	(7)	17	26	21	64	61
Earnings from discontinued operations	4	2	4	8	12	18
Total (loss)/diluted earnings	**(3)**	**19**	**30**	**29**	**76**	**79**

The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 = R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).

The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Net (loss)/profit for the period	(13)	84	132	132	332	341
Other comprehensive income/(loss) for the period, net of income tax	58	23	(19)	85	128	(595)
Foreign exchange translation	59	20	(20)	84	128	(607)
(Loss)/gain on fair value movement of available-for-sale investments	(5)	3	1	(3)	–	(7)
Impairment of available-for-sale investments recognised in profit or loss	4	–	–	4	–	19
Total comprehensive income/(loss) for the period	**45**	**107**	**113**	**217**	**460**	**(254)**
Attributable to:						
Owners of the parent	45	107	113	217	460	(254)

The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 = R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).

The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Note on convenience translations

Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 March 2013 (Unaudited)	At 31 December 2012	At 30 June 2012 (Audited)	At 31 March 2012 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	3 787	4 003	4 003	4 161
Intangible assets	238	258	268	286
Restricted cash	4	4	4	4
Restricted investments	222	238	224	235
Deferred tax assets	71	65	59	136
Investments in financial assets	15	19	18	24
Inventories	6	7	7	21
Trade and other receivables	1	2	3	5
Total non-current assets	**4 344**	**4 596**	**4 586**	**4 872**
Current assets				
Inventories	131	128	121	141
Trade and other receivables	161	152	152	164
Income and mining taxes	–	–	14	18
Cash and cash equivalents	336	295	216	186
	628	575	503	509
Assets of disposal groups classified as held for sale	–	215	174	173
Total current assets	**628**	**790**	**677**	**682**
Total assets	**4 972**	**5 386**	**5 263**	**5 554**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 074	3 333	4 036	3 689
Other reserves	368	329	(64)	236
Retained earnings	434	511	180	417
Total equity	**3 876**	**4 173**	**4 152**	**4 342**
Non-current liabilities				
Deferred tax liabilities	352	385	378	465
Provision for environmental rehabilitation	213	225	227	248
Retirement benefit obligation	20	22	22	24
Other provisions	5	5	4	–
Borrowings	243	244	183	166
Total non-current liabilities	**833**	**881**	**814**	**903**
Current liabilities				
Borrowings	31	35	38	41
Income and mining taxes	10	2	–	1
Trade and other payables	222	241	213	201
	263	278	251	243
Liabilities of disposal groups classified as held for sale	–	54	46	66
Total current liabilities	**263**	**332**	**297**	**309**
Total equity and liabilities	**4 972**	**5 386**	**5 263**	**5 554**

The balance sheet for March 2013 converted at a conversion rate of US$1 = R9.22 (December 2012: US$1 = R8.50, March 2012: US$1 = R7.68, June 2012: US$1 = R8.21).

The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the nine months ended 31 March 2013 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	3 074	265	359	3 698
Share-based payments	–	23	–	23
Net profit for the period	–	–	122	122
Other comprehensive income for the period	–	80	–	80
Dividends paid	–	–	(47)	(47)
Balance – 31 March 2013	**3 074**	**368**	**434**	**3 876**
Balance – 30 June 2011	3 686	99	142	3 927
Issue of shares	3	–	–	3
Share-based payments	–	9	–	9
Net profit for the period	–	–	331	331
Other comprehensive income for the period	–	128	–	128
Dividends paid	–	–	(56)	(56)
Balance – 31 March 2012	**3 689**	**236**	**417**	**4 342**

The currency conversion closing rates for the period ended 31 March 2013: US$1 = R9.22 (March 2012: US$1 = R7.68).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2013 (Unaudited)	31 December 2012 (Unaudited)	31 March 2012 (Unaudited)	31 March 2013 (Unaudited)	31 March 2012 (Unaudited)	30 June 2012 (Audited)
Cash flow from operating activities						
Cash generated by operations	23	161	88	341	437	586
Interest and dividends received	4	4	4	10	8	10
Interest paid	(3)	(4)	(3)	(10)	(13)	(18)
Income and mining taxes (paid)/refunded	(8)	(25)	5	(21)	(15)	(33)
Cash generated by operating activities	**16**	**136**	**94**	**320**	**417**	**545**
Cash flow from investing activities						
Restricted cash transferred from/(to) disposal group	28	(10)	–	–	–	–
Proceeds on disposal of Evander	142	–	–	146	–	–
Proceeds on disposal of investment in associate	–	–	25	–	25	28
Proceeds on disposal of Evander 6 and Twistdraai	–	–	–	–	–	15
Proceeds on disposal of Merriespruit South	–	7	–	7	–	–
Purchase of investments in financial assets	(4)	(4)	–	(8)	–	–
Other investing activities	–	(1)	(4)	–	(4)	(10)
Net additions to property, plant and equipment[1]	(94)	(121)	(96)	(322)	(286)	(404)
Cash generated/(utilised) by investing activities	**72**	**(129)**	**(75)**	**(177)**	**(265)**	**(371)**
Cash flow from financing activities						
Borrowings raised	–	40	40	79	143	188
Borrowings repaid	–	(19)	(2)	(21)	(142)	(159)
Ordinary shares issued - net of expenses	–	–	–	–	3	3
Dividends paid	(24)	–	(23)	(51)	(57)	(57)
Cash (utilised)/generated by financing activities	**(24)**	**21**	**15**	**7**	**(53)**	**(25)**
Foreign currency translation adjustments	**(23)**	**(8)**	**(4)**	**(30)**	**(4)**	**(35)**
Net increase in cash and cash equivalents	41	20	30	120	95	114
Cash and cash equivalents - beginning of period	295	275	156	216	91	102
Cash and cash equivalents - end of period	**336**	**295**	**186**	**336**	**186**	**216**

1. Includes capital expenditure for Wafi-Golpu and other international projects of US$17 million in the March 2013 quarter (December 2012: US$14 million) (March 2012: US$10 million) and US$47 million in the nine months ended 31 March 2013 (March 2012: US$25 million)

The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 = R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).

Closing balance translated at closing rates of: March 2013: US$1 = R9.22 (December 2012: US$1 = R8.50, March 2012: US$1 = R7.68).

The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial) (Unaudited)
for the nine months ended 31 March 2013

	Revenue 31 March		Production cost 31 March		Production profit/(loss) 31 March		Capital expenditure# 31 March		Ounces produced 31 March		Tons milled 31 March	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations												
South Africa												
Underground												
Kusasalethu	120	219	138	140	(18)	79	32	41	65 973	129 985	550	948
Doornkop	149	123	91	82	58	41	26	26	89 121	72 757	845	735
Phakisa	100	98	85	76	15	22	28	30	59 511	57 871	418	406
Tshepong	180	221	126	122	54	99	26	26	107 351	129 727	914	1 009
Masimong	150	135	86	83	64	52	14	22	89 282	79 284	726	774
Target 1	161	151	78	80	83	71	30	24	98 703	90 730	593	671
Bambanani	73	55	52	63	21	(8)	11	28	43 339	34 336	157	180
Joel	134	101	57	53	77	48	13	6	81 309	60 219	507	452
Unisel	75	63	50	48	25	15	7	7	44 561	36 459	366	310
Target 3	63	45	44	40	19	5	12	8	38 806	26 782	275	260
Surface												
All other surface operations	133	141	86	88	47	53	26	9	81 438	82 628	8 122	7 717
Total South Africa	**1 338**	**1 352**	**893**	**875**	**445**	**477**	**225**	**227**	**799 394**	**800 778**	**13 473**	**13 462**
International												
Hidden Valley	104	117	100	75	4	42	43	23	61 794	67 452	1 529	1 442
Total international	**104**	**117**	**100**	**75**	**4**	**42**	**43**	**23**	**61 794**	**67 452**	**1 529**	**1 442**
Total continuing operations	**1 442**	**1 469**	**993**	**950**	**449**	**519**	**268**	**250**	**861 188**	**868 230**	**15 002**	**14 904**
Discontinued operations												
Evander	101	145	62	74	39	71	16	17	62 855	85 939	430	539
Total discontinued operations	**101**	**145**	**62**	**74**	**39**	**71**	**16**	**17**	**62 855**	**85 939**	**430**	**539**
Total operations	**1 543**	**1 614**	**1 055**	**1 024**	**488**	**590**	**284**	**267**	**924 043**	**954 169**	**15 432**	**15 443**

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$47 million (2012: US$25 million).

DEVELOPMENT RESULTS (Metric)

Quarter ending March 2013

	Reef Meters	Sampled Meters	Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	471	456	8.82	223.39	1 970
B Reef	220	190	56.30	16.60	935
All Reefs	**691**	**646**	**22.78**	**73.11**	**1 666**
Phakisa					
Basal	268	284	108.80	10.26	1 116
All Reefs	**268**	**284**	**108.80**	**10.26**	**1 116**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	11	11	94.20	14.03	1 322
All Reefs	**11**	**11**	**94.20**	**14.03**	**1 322**
Doornkop					
South Reef	243	210	40.74	14.84	605
All Reefs	**243**	**210**	**40.74**	**14.84**	**605**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	198	96	247.38	4.38	1 083
Basal	57	24	13.92	62.80	874
B Reef	309	134	60.72	50.32	3 055
All Reefs	**563**	**254**	**126.84**	**16.59**	**2 104**
Masimong 5					
Basal	344	288	58.19	15.00	873
B Reef	49	75	47.60	23.14	1 101
All Reefs	**393**	**363**	**56.00**	**16.43**	**920**
Unisel					
Basal	302	190	193.80	5.06	981
Leader	476	404	184.91	5.73	1 060
Middle	25	34	262.00	8.03	2 105
All Reefs	**803**	**628**	**191.77**	**5.70**	**1 093**
Joel					
Beatrix	185	174	218.00	4.42	964
All Reefs	**185**	**174**	**218.00**	**4.42**	**964**
Total Harmony					
Basal	1 453	1 253	71.72	18.79	1 348
Beatrix	185	174	218.00	4.42	964
Leader	476	404	184.91	5.73	1 060
B Reef	578	399	56.15	29.89	1 678
Middle	25	34	262.00	8.03	2 105
Elsburg	198	96	247.38	4.38	1 083
South Reef	243	210	40.74	14.84	605
All Reefs	**3 158**	**2 570**	**103.55**	**12.24**	**1 267**

DEVELOPMENT RESULTS (Imperial)

Quarter ending March 2013

	Reef Meters	Sampled Meters	Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	1 545	1 496	3.00	7.54	23
B Reef	722	623	22.00	0.49	11
All Reefs	**2 267**	**2 119**	**9.00**	**2.13**	**19**
Phakisa					
Basal	880	932	43.00	0.30	13
All Reefs	**880**	**932**	**43.00**	**0.30**	**13**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	36	36	37.00	0.41	15
All Reefs	**36**	**36**	**37.00**	**0.41**	**15**
Doornkop					
South Reef	799	689	16.00	0.43	7
All Reefs	**799**	**689**	**16.00**	**0.43**	**7**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	649	315	97.00	0.13	12
Basal	186	79	5.00	2.01	10
B Reef	1 013	440	24.00	1.46	35
All Reefs	**1 848**	**833**	**50.00**	**0.48**	**24**
Masimong 5					
Basal	1 129	945	23.00	0.44	10
B Reef	160	246	19.00	0.67	13
All Reefs	**1 289**	**1 191**	**22.00**	**0.48**	**11**
Unisel					
Basal	991	623	76.00	0.15	11
Leader	1 563	1 325	73.00	0.17	12
Middle	82	112	103.00	0.23	24
All Reefs	**2 636**	**2 060**	**76.00**	**0.17**	**13**
Joel					
Beatrix	606	571	86.00	0.13	11
All Reefs	**606**	**571**	**86.00**	**0.13**	**11**
Total Harmony					
Basal	4 767	4 111	28.00	0.55	15
Beatrix	606	571	86.00	0.13	11
Leader	1 563	1 325	73.00	0.17	12
B Reef	1 896	1 309	22.00	0.88	19
Middle	82	112	103.00	0.23	24
Elsburg	649	315	97.00	0.13	12
South Reef	799	689	16.00	0.43	7
All Reefs	**10 361**	**8 432**	**41.00**	**0.35**	**15**

PRINTED BY INCE (PTY) LTD

W2CF15632

NOTES





CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) *(calls cost 10p a minute plus network extras, lines are open 09:00 am – 17:30 pm, Monday to Friday)*
or +44 (0) 20 8639 3399 *(calls from overseas)*
E-mail: shareholder.services@capitaregistrars.com

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director